ANNUAL INFORMATION FORM

For the year ended December 31, 2012

Dated as of April 1, 2013

P.O. Box 41, Axa Place

Suite 1660, 999 West Hastings Street

Vancouver, B. C. V6C 2W2 Canada

Phone: (604) 688-9592

Fax: (604) 688-9532

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EXETER RESOURCE CORPORATION

PRELIMINARY NOTES

Date of Information

In this Annual Information Form (the “AIF”), unless the content otherwise requires, references to “our”, “us”, “it”, “its”, “the Company” or “Exeter” mean Exeter Resource Corporation and its subsidiaries. All the information contained in this AIF is as at December 31, 2012, the last day of the Company’s most recently completed financial year, unless otherwise indicated.

Currency

All dollar amounts referenced in this AIF are expressed in Canadian dollars, unless otherwise indicated.

Conversion Table

For ease of reference in this AIF, the following conversion factors from metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares (ha)	Acres	2.471
Metres (m)	Feet (ft)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne (g/t)	Ounces/ton (troy/ton)	0.029

Cautionary Statements Regarding Forward Looking Statements

This AIF contains “forward looking information” and “forward-looking statements” (together, “forward-looking statements”) within the meaning of securities legislation in Canada and the United States Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to the Company operating in the resource industry, which is highly speculative, and has certain inherent exploration risks which could have a negative effect on the Company’s operations;
•	risks related to the Company’s limited mineral reserves;
•	risks related to the Company’s requirement to make advance royalty payments and perform certain other obligations to maintain its interest in Caspiche;
•	risks related to the Company’s operations containing significant uninsured risks which could negatively impact future profitability as the Company maintains no insurance against its operations;
•	risks related to the Company not having surveyed any of its properties, including risks related to the lack of guarantee on clear title to mineral properties and the uncertainty that the Company could lose title and ownership of its properties which would have a negative effect on the Company’s operations and valuation;
•	risks related to changes in the market price of gold, copper, silver, and other minerals which in the past has fluctuated widely and which could affect the profitability of possible future operations and financial condition;
•	risks related to land reclamation requirements which may be burdensome;
•	risks related to regulations governing issues involving climate change, which could have a material adverse effect on the Company’s business;
•	risks related to the natural resource industry being highly competitive, which could restrict the Company’s growth;
•	risks related to market forces outside the Company’s control that could negatively impact the Company’s operations;
•	risks related to the Company being subject to environmental laws and regulations which may increase the costs of doing business and/or restrict operations;
•	risks related to the Company's property interests being in foreign countries which are subject to risks from political and economic instability in those countries;
•	risks related to the Company having a history of losses and expecting losses to continue for the foreseeable future and will require additional equity financings, which will cause dilution to existing shareholders;
•	risks related to the global economy;
•	risks related to the Company’s lack of cash flow sufficient to sustain operations and its expectation that it will not receive operating revenue in the foreseeable future;
•	risks related to foreign currency fluctuations;
•	risks related to the market for the Company’s common shares being subject to volume and price volatility which could negatively effect a shareholder’s ability to buy or sell the Company’s common shares;
•	risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;
•	risks that the Company could be deemed a passive foreign investment company (“PFIC”), which could have negative consequences for U.S. investors;
•	risks related to the Company’s intent to not pay dividends;

•	risks related to increased costs and compliance risks as a result of being a public company;
•	risks related to differences in United States and Canadian reporting of reserves and resources;
•	risks related to the potential inability of U.S. investor’s to enforce civil liabilities against the Company or its directors, controlling persons and officers; and
•	risks related to the Company being a foreign private issuer under U.S securities laws.

The above list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in this AIF. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note to United States Investors Regarding Mineral Reserve and Resource Estimates

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission’s (the “SEC”) Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits and governmental authorizations must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this AIF and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Glossary of Terms

Ag - symbol used for silver in the periodic table of elements.

Alteration - any change in the mineral composition of a rock brought about by physical or chemical means.

Andesite - a dark-colored, fine-grained extrusive rock that, when porphyritic, contains phenocrysts composed primarily of zoned sodic plagioclase and one or more of the mafic minerals.

As - symbol used for arsenic in the periodic table of elements.

Assaying - laboratory examination that determines the content or proportion of a specific metal (e.g. silver) contained within a sample. Technique usually involves firing/smelting.

Au - symbol used for gold in the periodic table of elements.

Breccia - a rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Bulk Sample - a collection of representative mineralized material whose location, geologic character and metal assay content can be determined, and then used for metallurgical or geotechnical testing purposes.

Carbon In Leach - a recovery process in which a slurry of gold ore, carbon granules and cyanide are mixed together. The cyanide dissolves the gold content and the gold is absorbed in the carbon. The carbon is subsequently separated from the slurry for further gold removal.

Channel Sampling - cutting a groove in a rock face or outcrop to obtain material for sampling.

Chip Sampling - taking of small pieces of rock with a pick along a line, or at random, from the width or face of an exposure or outcrop for exploration sampling.

Clastic - fragments of minerals and rocks that have been moved individually from their places of origin.

Cu - symbol used for copper in the periodic table of elements.

Cut-off grade - the lowest grade of mineralized material that qualifies as resource in a deposit. (i.e. contributing material of the lowest assay that is included in a resource estimate.)

Diorite - an intrusive igneous rock.

Diamond Drilling - a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip - the angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.

Disseminated - where minerals occur as scattered particles in the rock.

Epithermal - low temperature hydrothermal process or product.

Exploration - work involved in searching for ore, usually by drilling or driving a drift.

Fault - a fracture or break in rock along which there has been movement.

Feasibility Study - means a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

Felsic - an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

Grade - the metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Hg - symbol used for mercury in the periodic table of elements.

Hydrothermal - the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Ignimbrite - a felsic volcanic tuff in which the fragments were welded together as the tuff cooled.

Intrusion/ Intrusive - molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

Magnetometer - an instrument for detecting and measuring changes in the earth's magnetic field, including those in different rock formations which may indicate the presence of specific minerals.

Metallurgy - the study of the extractive processes which produce minerals from their host rocks.

Metallurgical Tests - are scientific examinations of rock/material to determine the optimum extraction of metal contained. Core samples from diamond drill holes are used as representative samples of the mineralization for this test work.

Mineral - a naturally formed chemical element or compound having a definitive chemical composition and usually a characteristic crystal form.

Mineralization - a natural concentration in rocks or soil of one or more metalliferous minerals.

Mineral Resource - is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Net Smelter Return Royalty / NSR Royalty - a phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Open Pit - a mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.

Outcrop - the part of a rock formation that appears at the surface of the ground.

Oxide - a compound of oxygen with another element.

Phyllic Alteration - a hydrothermal alteration common in porphyry base-metal systems.

Porphyry - any igneous rock in which relatively large crystals are set in a fine-grained matrix of rock.

Pre-feasibility Study - a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors.

Pyroclastic - produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent; applied to the rocks and rock layers as well as to the textures so formed.

Quartz - crystalline silica; often forming veins in fractures and faults within older rocks.

Reverse Circulation (RC) Drilling - a type of percussion drilling where hammer force is transmitted down a length of steel drill rods to a rotating bit that breaks the rock into chips. The rock chips are forced to the surface using air or water forced down the outer chamber of a twin-walled drill rod and driven back to the surface through the inner chamber. The rock chips are then collected for analysis.

Rhyolite - a group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite.

Sampling - taking a sample of rock or material in order to test and assay its mineral composition.

Sediments/Sedimentary - rocks formed by the deposition of sediment or pertaining to the process of sedimentation.

Shear Zone - a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Silification - the in situ alteration of a rock, which involves an increase in the proportion of silica minerals.

Tuff - a general term for all consolidated pyroclastic rocks.

Stockwork - a mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can potentially be mined.

Vein - a thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

Volcanics - those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.

Mineral Application Process in Chile

There are two types of mining concessions in Chile: exploration concessions and exploitation concessions. The principal characteristics of each are the following:

Exploration Concessions

The titleholder of an exploration concession has the right to carry out all types of mineral exploration activities within the area of the concession. Exploration concessions can overlap or be granted over the same area of land; however, the rights granted by an exploration concession can only be exercised by the titleholder with the earliest dated exploration concession over a particular area.

For each exploration concession the titleholder must pay an annual fee per ha to the Chilean Treasury and exploration concessions have a duration of two years. At the end of this period, they may (i) be renewed as an exploration concession for two further years in which case at least 50% of the surface area must be renounced, or (ii) be converted, totally or partially, into exploitation concessions.

A titleholder with the earliest dated exploration concession has a preferential right to an exploitation concession in the area covered by the exploration concession, over any third parties with a later dated exploration or exploitation concession request. The titleholder must oppose any applications made by third parties for exploitation concessions within the area for the exploration concession to remain valid.

Exploitation Concessions

The titleholder of an exploitation concession is granted the right to explore and exploit the minerals located within the area of the concession and to take ownership of the minerals that are extracted. Exploitation concessions can overlap or be granted over the same area of land; however, the rights granted by an exploitation concession can only be exercised by the titleholder with the earliest dated exploitation concession over a particular area.

Exploitation concessions are of indefinite duration and an annual fee is payable to the Chilean Treasury in relation to the number of ha.

Where a titleholder of an exploration concession has applied to convert the exploration concession into an exploitation concession, the application for the exploitation concession and the exploitation concession itself is back dated to the date of the request of the exploration concession. A titleholder to an exploitation concession must apply to annul or cancel any exploitation concessions which overlap with the area covered by its exploitation concession within a certain time period in order for the exploitation concession to remain valid.

In accordance with Chilean law, from the date that an application for an exploitation concession is made to the court, the applicant has the right to transfer or grant an option to purchase the exploitation concession in the process of being constituted and the court has no discretion to refuse the final grant of the concession.

CORPORATE STRUCTURE

Name and Incorporation

The Company was incorporated under the name of Square Gold Explorations Inc. on February 10, 1984 under the Company Act of the Province of British Columbia (subsequently replaced by the Business Corporations Act (British Columbia)) with an authorized capital of 20,000,000 common shares without par value. On July 13, 1987, the Company changed its name to Glacier Resources Inc. and on August 19, 1988 changed its name to Golden Glacier Resources Inc.

On June 10, 2002 shareholders approved (i) a share consolidation on the basis of ten (10) old shares for one (1) new share (the "Consolidation"), (ii) an increase in the authorized share capital post-consolidation from 2,000,000 to 100,000,000 common shares, and (iii) a name change to Exeter Resource Corporation. The Consolidation and name change were made effective October 11, 2002.

On March 11, 2010, shareholders of the Company approved a plan of arrangement to create two independent companies independently focussed on mineral exploration and development in Argentina and Chile, respectively (the “Plan of Arrangement”) , and (ii) a change in the authorized share capital from 100,000,000 to an unlimited number of common shares. Under the Plan of Arrangement, which was approved by a final order of the British Columbia Supreme Court on March 12, 2010, Exeter retained all assets relating to the Caspiche gold-copper discovery, together with approximately $45.0 million in working capital, and focussed on the advancement of Caspiche. On March 22, 2010 Exeter transferred to Extorre Gold Mines Limited (“Extorre”), its Cerro Moro and other exploration properties in Argentina and approximately $25.0 million in working capital.

The head office of the Company is located at Suite 1660, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2. The address for service and the registered and records office of the Company is located at Suite 2900, 550 Burrard Street, Vancouver, British Columbia V6C 0A3.

Intercorporate Relationships

As of the effective date of this report, the Company has three wholly-owned subsidiaries: Sociedad Contractual Minera Eton Chile (“Eton Chile”), Sociedad Contractual Minera Retexe Chile (“Retexe Chile”), and Eton Mining Corp. (“Eton”). Eton Chile and Retexe Chile are Chilean corporations, registered to conduct the Company’s business in Chile. Eton is a British Columbia corporation, and is not currently active.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The Company is engaged in the business of acquisition, exploration and development of mineral properties located in the Maricunga Region, Chile and subsequent to December 31, 2012 also is engaged in acquisition and exploration of mineral properties in Mexico; its business development over the last three years is described in the following paragraphs. Unless otherwise noted, Jerry Perkins, Vice President Development and Operations of the Company, a qualified person (“QP”) under NI 43-101, is responsible for the preparation of scientific or technical information in this AIF.

2010

In March 2010, the Company transferred all of its interest in the Cerro Moro project and the balance of its Argentine properties to Extorre, together with approximately $25.0 million in working capital pursuant to the Plan of Arrangement. The Company’s activities were exclusively devoted to the further exploration and development of its Caspiche project located in the Maricunga region of Chile.

Key exploration milestones during 2010 included an interim resource update at Caspiche announced in April 2010 and a further resource update in September 2010 based on all available drill data including almost 30 km of new drilling completed during the 2009/2010 program.

The September 2010 resource update reported that 80% of the total Caspiche mineral resource fell within the Measured and Indicated (M&I) resource categories. Specifically, the update reported M&I resources of 21.3 M (million) ounces of gold, 48.4 M ounces of silver and 5.3 B (billion) pounds of copper. This resource was based on 1,316 Mt (million metric tons) at a grade of 0.50 g/t gold (grams per metric ton) and 1.14 g/t silver, including 1,217 Mt at a grade of 0.20% copper from the sulphide zone. In addition to the M&I mineral resources, the Company reported an Inferred Mineral Resource of 5.1 M ounces of gold, 14.5 M ounces of silver and 1.4 B pounds of copper, based on 458 Mt at a grade of 0.35 g/t gold and 0.98 g/t silver, including 449 Mt at a grade of 0.15% copper. These tons and grades are based on marginal cutoffs of 0.2 g/t gold for the oxide zone and 0.3 g/t gold equivalent1 for the sulphide zone.

The Company continued an extensive program of long lead time metallurgical testing including column leaching tests on the oxide and locked cycle and pilot plant flotation programs on the sulphide portions of the deposit over the course of the year.

In October 2010, the Company resumed drilling at Caspiche with a multi rig program designed to run through to 2011 and complete additional infill drilling. The Company also completed an equity financing and issued 8,065,000 common shares at a price of $6.20 per share for gross proceeds of $50.0 million.

In November, the syndicate of underwriters exercised the 15% over-allotment option related to the financing completed in October and the Company issued 1,209,750 common shares at a price of $6.20 per share for gross proceeds of $7.5 million.

The Company also announced it had commissioned and engaged Aker Solutions (now Jacobs Engineering) of Santiago, Chile, an internationally recognized engineering group, to carry out two pre-feasibility studies for its Caspiche gold-copper project. The first study considered a stand-alone “oxide gold” project to mine the upper part of the deposit. The second study, which ran concurrently with the oxide study, considered mining both the oxide and sulphide deposits.

1

The following formula was used on calculating AuEq values in each block of the model: where Au and Cu were the block kriged gold and copper grades, PAu and PCu were the gold and copper prices ($950/oz and $2.30/lb, respectively), and RAu and RCu are the gold and copper projected metallurgical recoveries, 75% and 85%, respectively for sulphide material and 50% for gold in the oxide zone.

2011

During 2011 the Company continued work on the pre-feasibility studies referred to above.

In February, the Company announced that it had exercised the option to acquire 100% of the Caspiche properties from Anglo American. The Company also acquired an exclusive 2.5 year option (which was subsequently extended for a further 2 years) over 300 litres per second (“l/s”) of water within the northern Maricunga basin and worked during the year with specialised consultants to establish a water balance over the granted water rights.

In June, results from the study on the stand alone “oxide gold” project were released. The pre-feasibility study (“PFS”) for the potential mining of this outcropping +100 metre thick oxide “blanket” provided encouraging first pass economics.

The second pre-feasibility study, which considered both the oxide and sulphide portions of the deposit was extended through to January 2012 to allow for incorporation of an updated resource estimate and to incorporate additional engineering, completed to a pre-feasibility level, of an in pit crushing and conveying (IPCC) system within the proposed mine plan to assist with waste material movement.

To support the calculations of an updated resource estimate on the Caspiche porphyry, drilling from the 2010/2011 drill season was incorporated with the existing information and models and a mineral resource update was completed by AMEC International in August 2011 and validated by Cube Consulting Pty Ltd. (“Cube”) in November 2011. The inclusion of IPCC within the PFS was considered important as it had the potential to reduce waste haulage and mine operating costs.

The new mineral resource contained 1,360 M tonnes in the M&I Resource categories containing 22 M ounces of gold, 6.1 B pounds of copper and 49 M ounces of silver. A further 286 M tonnes was in the Inferred category containing 2.85 M ounces of gold, 1.3 B pounds of copper and 8.18 M ounces of silver. The mineral resource is inclusive of the project’s subsequently defined mineral reserves. This updated resource provided the basis, along with appropriate modifying factors, for the classification of Mineral Reserves by the engineers during the pre-feasibility study.

Additional drilling was also undertaken in 2011 to test regional exploration targets and to provide material for ongoing metallurgical testwork, process and flowsheet design and optimisation at Caspiche.

2012

In January 2012, the Company announced results of the second PFS which studied the potential for continued development of the oxide and sulphide portions of the Caspiche deposit following 14 months of detailed metallurgy, engineering and infrastructure studies.

The key highlights of this study were a pre-tax NPV(5), calculated from the time of potential commencement of the project, of US$2.8 billion and average operating costs of US$606 per ounce gold equivalent2. The gold production cost dropped to US$18 per ounce when copper and silver by-product credits were considered. The project considered a 19 year mine life and average annual production of 696,000 ounces of gold and 244 M pounds of copper per year.

2 Gold Equivalent was calculated by simple mathematical proportion. Gold, silver and copper revenues were calculated using estimated production multiplied by relevant metal price used in the study, these values were totalled and the total revenue was divided by the gold price used in the study. This was repeated for each year of operation and then averaged over the life of project.

The new PFS used Proven and Probable ore reserves in the development of the mine plan and financial evaluation (based on M&I resources). Total Proven and Probable ore reserves, generated from an updated resource estimate for the Super Pit are 1,091 M tonnes containing 19.3 M ounces of gold, 4.62 B pounds of copper, and 41.5 M ounces of silver.

The PFS considers a conventional concentrator process route for the sulphide ore and included a roaster to reduce arsenic levels in the final copper concentrate to commercially acceptable levels and a flotation by-product leach process to maximise gold recovery from the sulphide ore. In parallel with the concentrator, a valley fill heapleach would be operated to recover gold from oxidized near surface heap leachable material which would be extracted as part of the overall mine development and operation.

Work to advance the Caspiche project during 2012 included the following:

•	Ongoing metallurgical programs designed to improve metal recoveries
•	Geotechnical studies to support the infrastructure placement
•	Hydrology and hydrogeological studies both at Caspiche and other locations with potential to act as viable water sources for the operations
•	Environmental base line programs to support an eventual Environmental Impact Assessment
•	Evaluation of alternative early power supply by an agreement to branch off the line which feeds the current Maricunga mine
•	Drilling operations at an area denominated Cuenca 1, one of the Company’s water exploration concession areas to determine the availability of water
•	Development of detailed topography to 0.5 m contours for the immediate project area and infrastructure required by the project
•	Application for an easement over the surface area that could potentially be affected by the development of the Caspiche project

These programs are designed to allow development of a comprehensive feasibility study for the oxide stand alone portion of the project and an updated PFS on the larger Caspiche project should the Company determine to proceed to feasibility or updated PFS studies.

2013

The Company announced the continuation of water drilling exploration in January 2013, at Cuenca 1, one of the two water exploration concessions granted to the Company.

In February, the Company announced certain management changes, including the appointment of Wendell Zerb as President & CEO, the transition to Co-Chairman by Bryce Roxburgh, and the retirement of Douglas Scheving from the Board of Directors.

The Company entered into new Option and Joint Venture Agreements with San Marco Resources Inc. (“San Marco”), on two properties in Mexico: the Angeles and the La Buena properties.

The Company has the option to earn up to 70% of the Angeles property by incurring expenditures of $10M over 4 years to earn 51%, and the additional 19% by spending an additional $10M over the following 3 years. Exeter will also make cash payments of $950,000 staged over 7 years by way of placements in San Marco at a 25% premium to San Marco’s 20 day volume weighted average share price (“VWAP”). Exeter is committed to a first year expenditure of $1.0M.

The Company has the option to earn 60% of the La Buena property by spending $15M in expenditures and by making cash payments of $650,000 staged over 5 years. The cash payments will be by placements in San Marco at a 25% premium to its 20 day VWAP. The Company has committed to first year expenditures of $1.4M.

DESCRIPTION OF THE BUSINESS

General

The Company is a mineral resource exploration and development company. The Company’s principal property is the Caspiche property in northern Chile.

The Company is in the exploration and development stage of its corporate development; it owns no producing properties and, consequently has no current operating income or cash flow from the properties it holds, nor has it had any income from operations in the past three financial years. As a consequence, operations of the Company are primarily funded by equity subscriptions.

The progress on and results of work programs on the Company’s principal property is set out in the Principal Project section of this AIF. At this time, based on the exploration results to-date, the Company cannot project significant mineral production from any of its existing properties.

Specialized Skills

The Company’s business requires specialized skills and knowledge in the areas of geology, drilling, planning, implementation of exploration programs, and compliance. To date, the Company has been able to locate and retain such professionals in Canada and Chile, and believes it will be able to continue to do so.

Competitive Conditions

The Company operates in a very competitive industry, and competes with other companies, many of which have greater technical and financial facilities for the acquisition and development of mineral properties, as well as for the recruitment and retention of qualified employees and consultants.

Business Cycles

Late in 2008 the credit crisis in the United States sent many economies, including the Canadian economy, into a recession. Since then, some of the markets have recovered, however the economies of certain States within the European Economic Union have declined and the commodity market has remained volatile. The gold market, late in 2010, made significant gains in terms of US Dollars but remained volatile throughout 2011 and suffered declines through the latter part of the year. In addition to commodity price cycles and recessionary periods, exploration activity may also be affected by seasonal and irregular weather conditions in Chile. In particular, exploration on the Company’s Caspiche property at higher altitude is challenging and potentially not possible in winter.

Environmental Protection Requirements

The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, and the use of cyanide which could result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards and enforcement with fines and penalties for non-compliance more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies including its directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to negatively affect future operations.

Employees

As of December 31, 2012, the Company had 6 employees in Canada (7 as of the date hereof), and approximately 18 employees in Chile (21 as of the date hereof). The Company relies on and engages consultants on a contract basis to provide services, management and personnel who assist the Company, to carry on its administrative or exploration activities either in Canada or Chile.

Foreign Operations

Mineral exploration and mining activities in Chile and Mexico may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Social or Environmental Policies

In March 2008, the Company adopted its “Environment and Corporate Social Responsibility Principles and Policies”. The Company’s “Environment and Corporate Social Responsibility Principles and Policies” sets out the principles that all directors, management and employees are required to adhere to while conducting Company business. The principles are (i) environmental stewardship, which sets the objective of minimizing negative impacts on the environment; (ii) the commitment to conduct due diligence before undertaking material activities on the ground to ensure proper management of issues surrounding these activities; (iii) a commitment to engage host communities and other affected and interested parties by including all parties and providing clear and accurate information; (iv) contribute to community development; (v) upholding Human Rights; (vi) safeguarding the health and safety of workers and local populations by implementing sound health and safety policies; (vii) a commitment to accurate and transparent reporting; and (viii) the commitment to ethical business practices.

Risk Factors

Properties in which the Company has or is acquiring an interest in, are all currently at the exploration or development stage. The activities of the Company are speculative due to the high risk nature of its business which is the acquisition, financing, exploration and development of mining properties. The following risk factors, which are not exhaustive, could materially affect the Company’s business, financial condition or results of operations and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. These risks include but are not limited to the following:

Operations and Mineral Exploration Risks

The Company operates in the resource industry, which is highly speculative, and has certain inherent exploration risks which could have a negative effect on the Company’s operations. Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection. Any one or a combination of these factors may result in the Company not receiving an adequate return on its investment capital.

The Company has limited mineral reserves. The Company is at the exploration or development stage on all of its properties and is engaged in ongoing engineering work in order to determine if any economic deposits exist on its properties. The Company may expend substantial funds in exploring certain of its properties only to abandon them and lose its entire expenditure on the properties if no commercial or economically viable quantities of minerals are found. Even in the event that commercial quantities of minerals are discovered, the exploration properties might not be brought into commercial production. Finding commercially viable mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade, amenability to metallurgical processing, and proximity to infrastructure, availability of power and water, as well as metal prices. While the Company has optioned registered surface water rights of 300 l/s, which is considered sufficient for an oxide only production project, (the ability to extract and use such water is subject to further permitting appraisal from the authorities and there is no guarantee that such permits will be received) the availability of additional water for the larger sulphide production project is not certain. The Company is continuing to aggressively pursue avenues for acquisition of this additional water. The Company is a development stage company with no history of pre-tax profit and no income from its operations. There can be no assurance that the Company’s operations will be profitable in the future. There is no certainty that the ongoing studies being conducted by the Company will result in a commercially viable mining operation. No assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that the identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited. There can be no assurance that minerals recovered in small scale tests or the results of pilot plant operations and metallurgical testwork will be duplicated in large scale tests under on-site conditions or in production. If the Company is unsuccessful in its development efforts, the Company may be forced to acquire additional projects or cease operations.

The Company is required to make advance royalty payments and perform certain other obligations to maintain its interest. If the Company is unable to fulfill the requirements of these agreements, including the requirement to commence commercial production within a fixed period, its interest in its Caspiche project could be lost.

The Company’s operations contain significant uninsured risks which could negatively impact future profitability as the Company maintains no insurance against its operations. The Company’s development of its mineral properties contain certain risks, including unexpected or unusual operating conditions including rock bursts, cave-ins, flooding, fire and earthquakes. It is not always possible to insure against such risks. The Company currently maintains general liability and director and officer insurance but no insurance against its properties or operations. The Company may decide to take out such insurance in the future if such insurance is available at economically viable rates.

The Company has not surveyed any of its properties, has no guarantee of clear title to its mineral properties and the Company could lose title and ownership of its properties which would have a negative effect on the Company’s operations and valuation. The Company has only done a preliminary legal survey of the boundaries of some of its properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. If title is disputed, the Company will have to defend its ownership through the courts. In the event of an adverse judgment, the Company would lose its property rights. Some of the Company’s exploration concessions associated with its Caspiche project overlap exploration concessions held by other parties and entitlement to such concessions has not yet been determined and is not assured. Some of the land over which the Company holds exploration concessions may be subject to claims of indigenous populations which have not been resolved. In addition the Company will be required to apply for surface rights for the potential development of Caspiche and there is no guarantee that the Company will be able to secure such surface rights.

A shortage of equipment and supplies could adversely affect the Company’s ability to operate its business. The Company is dependent on various supplies and equipment to carry out its mineral exploration and, if warranted, development operations. The shortage of such supplies, equipment and parts could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit or increase the cost of potential future production.

Changes in the market price of gold, copper, silver and other metals, which in the past has fluctuated widely, would affect the future profitability of the Company’s planned operations and financial condition. The Company’s long-term viability and future profitability depend, in large part, upon the market price of gold, copper, silver and other metals and minerals from potential future production from its mineral properties. The market price of gold, copper, silver and other metals is volatile and is impacted by numerous factors beyond the Company’s control, including:

▪	expectations with respect to the rate of inflation;
▪	the relative strength of the U.S. dollar and certain other currencies;
▪	interest rates;
▪	global or regional political or economic conditions;
▪	supply and demand for jewelry and industrial products containing metals;
▪	sales by central banks and other holders, speculators and producers of gold, silver, copper and other metals in response to any of the above factors; and
▪	any executive order curtailing the production or sale of gold, silver or copper.

The Company cannot predict the effect of these factors on metal prices. A decrease in the market price of gold, silver, copper and other metals could affect the commercial viability of the Company’s properties and its anticipated development of such properties in the future. Lower gold and other commodity prices could also adversely affect the Company’s ability to finance exploration and development of its properties.

Land reclamation requirements for the Company’s properties may be burdensome and expensive. Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.

Reclamation may include requirements to:

▪	control dispersion of potentially deleterious effluents;
▪	treat ground and surface water to drinking water standards; and
▪	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on the Company in connection with its potential development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on the Company’s business. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to various climate change interest groups and the potential impact of climate change. Legislation and increased regulation regarding climate change could impose significant costs on the Company, and its suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Any adopted future climate change regulations could also negatively impact the Company’s ability to compete with companies situated in areas not subject to such limitations. Given the emotion, political significance and uncertainty around the impact of climate change and how it should be dealt with, the Company cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by the Company or other companies in its industry could harm its reputation. The potential physical impacts of climate change on the Company’s operations are highly uncertain, and would be particular to the geographic circumstances in areas in which it operates. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. These impacts may adversely impact the cost, potential production and financial performance of the Company’s operations.

The natural resource industry is highly competitive, which could restrict the Company’s growth. The Company competes with other exploration resource companies, which have similar operations, and many competitors have operations, financial resources and industry experience greater than those of the Company. This may place the Company at a disadvantage in acquiring, exploring and developing properties. Such companies could outbid the Company for potential projects or produce minerals at lower costs which would have a negative effect on the Company’s operations.

Mineral operations are subject to market forces outside of the Company’s control which could negatively impact the Company’s operations. The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of the operation and threaten its continuation.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of Company operations. The current and anticipated future operations of the Company require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry. The Company’s development activities in Chile are subject to various federal and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.

Exploration generally requires one form of permit while development and production operations require additional permits. There can be no assurance that all permits which the Company may require for future exploration or possible future development will be obtainable on reasonable terms. In addition, future changes in applicable laws or regulations could result in changes in legal requirements or in the terms of existing permits applicable to the Company or its properties. This could have a negative effect on the Company’s exploration activities or its ability to develop its properties.

The Company is also subject to environmental regulations, which require the Company to minimize impacts upon air, water, soils, vegetation and wildlife, as well as historical and cultural resources, if present. The Company is required to comply with the provisions of ILO 169 which sets out requirements for consultation with indigenous communities. Compliance with ILO 169 requirements could result in delays and significant additional expense in obtaining the necessary approvals or agreement with indigenous communities to advance the Caspiche project. In Chile, exploration activities require an environmental impact declaration, while mining activities require a significantly more detailed environmental impact evaluation under the “SEIA” system. These documents are presented to the government entity (Conama or Corena) who then consult with other government departments and arrange public comment before approving or imposing limits on proposed activities. As the Company is at the exploration stage, the disturbance of the environment is limited however if exploration activities result in negative effects upon the environment, government agencies will usually require the Company to provide remedial actions to correct the negative effects. The requirements of Government that can be imposed on planned operations as a result of the SEIA evaluation can require additional facilities, restrictions on operations, additional capital and operating expenditure and additional regulatory requirements that cannot be reasonably forecast by the Company prior to assessment.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or other remedial actions.

The Company's property interests in foreign countries are subject to risks from political and economic instability in those countries. Exploration in foreign jurisdictions exposes the Company to risks that may not otherwise be experienced if all operations were domestic. The risks include, but are not limited to: military repression, extreme fluctuations in currency exchange rates, labour instability or militancy, mineral title irregularities and high rates of inflation. In addition, changes in mining or investment policies or shifts in political attitude in foreign countries in which we operate may adversely affect our business. We may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted. Political risks may adversely affect the Company’s existing assets and operations. The Company does not maintain and does not intend to purchase political risk insurance at this time. Real and perceived political risk in some countries may also affect the Company’s ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Financing Risks

The Company has a history of losses and expects losses to continue for the foreseeable future and will require additional equity financings, which will cause dilution to existing shareholders. The Company has limited financial resources and has no operating cash flow. As of December 31, 2012, the end of the last financial year, the Company had incurred accumulated losses totalling approximately $231 million. Continued development efforts will require additional capital to maintain and advance the studies on the Company’s Caspiche project and its commitments to the Angeles and La Buena properties. Additionally, development of the Company’s Caspiche project would require significant additional capital which the Company may be unable to access. The Company has been required to raise funds through the sale of its common shares and has no current plans to obtain financing through means other than equity financing however should it determine to proceed with development of its properties it may be required to obtain loans or other sources of finance for such development. However, the Company may not be able to obtain additional equity or other financing on reasonable terms, or at all. If the Company is unable to obtain sufficient financing in the future, it might have to dramatically slow development efforts and/or lose control of its Caspiche project. If equity financing is required, then such financings could result in significant dilution to existing or prospective shareholders. These financings may be on terms less favourable to the Company than those obtained previously.

The Company may be subject to risks relating to the global economy. Global financial conditions have been subject to volatility and access to public financing has been negatively impacted. These conditions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. Access to additional capital may not be available to the Company on terms acceptable to it, or at all.

The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the common shares could be adversely affected.

The Company has a lack of cash flow sufficient to sustain operations and does not expect to begin receiving operating revenue in the foreseeable future. The Company’s properties have not advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations. The Company has paid no dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. Historically, the only source of funds available to the Company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current shareholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities, which would have a negative effect on the value of its securities.

The Company operates in foreign countries and is subject to currency fluctuations which could have a negative effect on the Company’s operating results. The Company’s operations at December 31, 2012 were located in Chile which makes it subject to foreign currency fluctuation as the Company’s accounts are maintained in Canadian dollars while certain expenses are numerated in U.S. Dollars, Australian Dollars, and Chilean Pesos. Such fluctuations may adversely affect the Company’s financial position and results. Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Risks Relating to an Investment in the Common Shares of the Company

The market for the Company’s common shares has been subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Company’s common shares. The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company, or events pertaining to the industry (i.e. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry such as economic recessions and changes to legislation in the countries in which it operates. In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change in demand for the mineral and an attendant change in the price for the mineral. In the last five financial years, the price of the Company’s common shares has fluctuated between $1.05 and $9.32. The Company’s common shares can be expected to continue to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years the securities markets in the U.S. and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the Company’s common shares can also be subject to volatility resulting from purely market forces over which the Company will have no control such as that experienced recently resulting from the economic downturn due to the on-going credit crisis centred in the United States and Europe. Further, despite the existence of a market for trading the Company’s common shares in Canada, the U.S. and Germany, shareholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

The Company is dependent upon key management, the absence of which would have a negative effect on the Company’s operations. The Company depends on the business and technical expertise of its management and key personnel, including Wendell Zerb, President and Chief Executive Officer, Bryce Roxburgh, Co-Chairman, Yale Simpson, Co-Chairman and Cecil Bond, Chief Financial Officer. There is little possibility that this dependence will decrease in the near term. As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations. The Company has entered into services agreements with Bryce Roxburgh, Yale Simpson and Cecil Bond and some of its other officers. The Company maintains no “key man” life insurance on any members of its management or directors.

Certain officers and directors may have conflicts of interest, which could have a negative effect on the Company’s operations. Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies. While the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to uphold the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company could be deemed a passive foreign investment company which could have negative consequences for U.S. investors. The Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the U.S. tax code. If the Company is declared a PFIC, then owners of the Company’s common shares who are U.S. taxpayers generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the Company’s common shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders.

The Company does not intend to pay dividends. The Company has not paid out any cash dividends to date and has no plans to do so in the immediate future. As a result, an investor’s return on investment will be solely determined by his or her ability to sell common shares in the secondary market.

Increased costs and compliance risks as a result of being a public company. Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with ongoing compliance requirements under the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”), the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as any new rules implemented by the SEC, Canadian Securities Administrators, the NYSE MKT and the TSX in the future. These rules and regulations have significantly increased the Company’s legal and financial compliance costs and made some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these regulations, including Sarbanes-Oxley Section 404 and National Instrument 52-109 of the Canadian Securities Administrators (“NI 52-109”). Any failure to effectively implement internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the trading price of the common shares. These rules and regulations have made it more difficult and more expensive for the Company to obtain director and officer liability insurance, and the Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal control over financial reporting, the Company’s ability to provide accurate financial statements and comply with the requirements of Sarbanes-Oxley and/or NI 52-109 could be impaired, which could cause the Company’s stock price to decrease.

Differences in United States and Canadian reporting of reserves and resources. The disclosure in this AIF, including the documents incorporated herein by reference, uses terms that comply with reporting standards in Canada. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be used by the Company pursuant to NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility, pre-feasibility studies or other economic studies, except in rare cases.

Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Further, the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits or governmental authorizations must be filed with the appropriate governmental authority.

Accordingly, information contained in this AIF and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers. It may be difficult to bring and enforce suits against the Company in the United States. The Company is a corporation incorporated in British Columbia under the Business Corporations Act. A majority of the Company’s directors and officers are residents of Canada and other countries and all of the Company’s assets and its subsidiaries are located outside of the U.S. Consequently, it may be difficult for U.S. investors to effect service of process in the U.S. upon those directors or officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the United States Securities Act of 1933, as amended.

As a “foreign private issuer”, the Company is exempt from Section 14 proxy rules and Section 16 of the Securities Exchange Act of 1934. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act. Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

PRINCIPAL PROJECT

CASPICHE

By an agreement with Minera Anglo American Chile Limitada and its affiliate Empresa Minera Mantos Blancos S.A. (together “Anglo American”) dated October 11, 2005 and subsequently amended, the Company acquired the right to review a number of properties in the Maricunga region of Chile. Under the terms of the agreement, the Company had the right to acquire a 100% interest in the properties by incurring aggregate expenditures of US$2,550,000 over five years including conducting 15,500m of drilling.

Having met the requirements to earn its interest in the properties, effective February 14, 2011 the Company exercised its option and acquired the properties subject to a 3% NSR from production from the property and the vendor’s buy back right by re-paying certain of the Company’s expenditures incurred on the property if the property is not put into production within 15 years of exercising the option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity. The Company is required to make an advance annual royalty payment of US$250,000 up until March 31, 2020 (US$500,000 paid to December 31, 2012) and thereafter US$1 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production, should production commence prior to March 31, 2025, at which time the advance royalty will cease and NSR will be payable.

The following is based on the Summary section of an independent technical report on the Caspiche property titled, “Caspiche Project, Copiapó, Chile, NI 43-101 Technical Report Caspiche Pre-Feasibility Study”, with an effective date of January 16, 2012. The NI 43-101 technical report was prepared by Graham Holmes, P. Eng.; Alex Duggan, BSc. M. Sc. P. Eng.; Carlos Guzmán, Mining Eng., MAusIMM and registered member of the Chilean Mining Commission; David Coupland, BSc., CFSG, MAusIMM (CP); John Wells, BSc, MBA, FSAIMM; Louis Nguyen, P. Eng. all of whom are QPs under NI 43-101. The report is available for viewing on SEDAR at www.sedar.com.

Information dated subsequent to the date of the technical report is provided by the Company.

The reader is cautioned that the following is an abridged summary only and is directed to view the full technical report on SEDAR at www.sedar.com.

Location

The Caspiche project is located high in the central Chilean Andes, within the 3rd Region of Chile. The property is located 120 km ESE of Copiapó, which has a population of approximately 130,000 people, in northern Chile and is situated at the southern end of the Maricunga metallogenic belt, between the undeveloped Cerro Casale gold-copper project 12 km to the south, and the Maricunga Gold Mine (formerly Refugio), 15 km to the north.

Physiography

The topography within the property is almost entirely volcanic in nature and consists of broad open areas of moderate relief and prominent ridges with limited cliff zones of exposed bedrock. The Caspiche property itself lies within the catchment of the Copiapó river tributary system, however a little further to the north-west an intermediate ridgeline and valley system closes the high Andean drainage resulting in a chain of endorheic saline lakes stretching considerable distances within the high Atacama region.

Vegetation is limited to grasses and small thorny bushes and small marsh areas at the junction of creeks. Wildlife includes guanaco, vicuña, foxes, rabbits, ground squirrels, hawks, condors and small reptiles.

Accessibility

Access to the project is by 183 km of paved and gravel road from Copiapó. The initial 22 km running south from Copiapó through the town of Tierra Amarilla is paved highway which connects to a 161 km treated gravel road that runs east-southeast to the project site. Currently, total driving time from Copiapó to site is approximately 3 hours. The main gravel road serves as a regional transportation route to Argentina and is gradually being upgraded. This route also serves the nearby Maricunga Gold Mine (Kinross Gold Corp.) and Cerro Casale gold-copper project (Kinross Gold Corp. and Barrick Gold Corp.). From this road, several access alternatives exist to the project and other additional access options have been identified if required.

Climate

The climate at Caspiche is typical for the central Andean Cordillera: windy, cold at night with limited precipitation, usually in the form of snow. Day-time temperatures in summer months approach 23 °C, with night-time lows of 5 °C. Day-time temperatures in winter are around freezing, with night-time temperatures dropping to -15 °C. Exploration field seasons generally run from late October through mid-May. Operating mines in the area, such as the nearby Maricunga Gold Mine, are operated year-round at elevations of 4,200 to 4,500 m above sea level. Upon development, it is expected that the mine will be operated year-round. Exeter operates three automatic weather stations to monitor detailed climatic variations.

Current Infrastructure

Caspiche is a green field site, and thus existing site infrastructure is limited to an exploration camp and roads. The property is large enough to host an open pit or underground mining operation, although optimum locations for infrastructure may overlie third party mining claims. Concession owners have the right to establish an occupation easement over the surface as required for the comfortable exploration or exploitation of the concession. The majority of the area required by Exeter is owned by the Chilean government. The process for obtaining permits for easements and water rights is well defined in Chile.

On March 15, 2011, Exeter was granted an occupation easement over an area of 1.77 ha where the project camp is located. In addition, the Ministry of Public Land of the Chilean government (Bienes Nacionales) granted Exeter a surface rights lease over an area of 1,313.24 ha in the area of the Caspiche project. The duration of the initial occupation easement and surface rights contract is three and five years respectively with both being renewable thereafter.

Power for the existing projects in the Maricunga region is normally sourced from near Copiapó and carried to the mines by private power lines owned by the operating companies. Copiapó and the surrounding areas are serviced by an extensive power grid known as the Central Interconnected System, which also services the main population centres around Santiago and further south. Plans are currently being implemented to considerably strengthen the power generation and distribution system in the region by the development of a new port and coal-fired power station on the coast to the east of Copiapó. The current schedule for start up of this development is the second half of the decade which should be ideal timing for Caspiche project development.

Since the date of the January 16, 2012 Technical Report, the plans for a new port and coal-fired power station referred to above have been delayed and may not proceed. The national government is in discussions with generators and distributors to connect the north and central power grids to provide more efficient power supply to all areas of the country.

History

Anglo was the first to explore the Caspiche area. Between 1986 and 1990, Anglo conducted three field campaigns on the property. The first campaign consisted of rock-chip and grid-soil geochemical surveys, where a total of 842 rock-chip samples and 431 soil samples were collected. These surveys identified a 650 m by 300 m zone of the Caspiche Porphyry area that was strongly anomalous at surface in gold, copper, silver, and arsenic. Eighty rock samples returned values greater than 1 g/t gold, with a high value of 5.45 g/t gold.

During the 1988 field season, Anglo drilled 568 m in 12 shallow air rotary holes in the Caspiche Porphyry sector. These drill holes targeted near-surface gold mineralization identified in hydrothermally altered volcanic rocks, and delineated by geochemical surveys. Drilling from this campaign intersected significant widths of mineralization in several holes, including 32 m grading 1.10 g/t gold in SHC-4 and 48 m grading 1.03 g/t gold in SHC-5.

During the 1990 season, Anglo drilled 950 m in six reverse circulation (RC) holes, exploring the Caspiche Porphyry gold system to greater depths. Results from this program yielded narrow intersections of gold mineralization, including 10 m grading 1.09 g/t gold in SPC-02 and 34 m grading 0.63 g/t gold in SPC-05.

During the 1997-1998 field season, Newcrest conducted soil geochemical surveys, geological investigations and drilled 4,123 m in 22 RC drill holes at the Caspiche Porphyry and Caspiche Epithermals prospect areas. Porphyry-style gold-copper mineralization was encountered in several of the drill holes at Caspiche.

Exeter optioned the property in October 2005. No significant exploration work was reportedly conducted on the property from the end of the Newcrest drill campaign until Exeter began work.

In 2006 and 2007, Exeter compiled historic exploration data into a geographic information system (GIS), reprocessed existing geophysical data, completed geological mapping of the property area, collected rock-chip samples and conducted controlled source audio-frequency magnetotellurics (CSAMT), pole-dipole induced polarization (PDIP), and natural source magnetotellurics geophysical surveys. In 2008 and 2009, Exeter completed property-scale geological mapping, a PIMATM (field portable, infrared spectrometer useful for mineral identification) study of drill core samples, a soil orientation survey over the Caspiche Porphyry area, a reinterpretation of the regional geophysical data and age dating work.

From 2006 through September 2011, Exeter completed over 66,000 m of drilling in 99 drill holes, mostly as deep diamond drill holes in the Caspiche Porphyry area. Other work conducted during this period included geological mapping of the surface of the property, geochemical and geophysical surveying to help guide exploration for additional intrusive centres, geotechnical logging and geomechanical testing of a significant number of oriented drill cores and metallurgical testwork to determine expected metallurgical recoveries and guide process design.

In 2011 Exeter signed a contract with Aker Solutions and other consultants, to conduct a pre-feasibility study on the viability of mining the deposit and processing ore to produce a gold and copper concentrate and precious metal doré.

The Caspiche Gold / Copper Pre-Feasibility project study was completed by Aker Solutions considering a type 1 magnitude study level, equivalent to the AACE level 4 study recommendations. This level of study was classified to have a level of accuracy of -15/+20%.

The study developed three options for the Caspiche deposit including both the oxide and sulphide portions of the property.

Super Pit Option:

•	The total endowment of the deposits mineral reserves was 19.3 M ounces of gold, 2.1 M tonnes of copper and 41.5 M ounces of silver.

Proven and Probable Tonnage and Grades
Oxide Ore			MacNeill Ore				Sulphide Ore				Contained Metal (millions)
Mt	Au g/t	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Au oz	Cu t	Ag oz
124	0,38	1,62	78	0,51	0,07	1,05	889	0,58	0,24	1,13	19,3	2,1	41,5

•	Production rate: 150,000 t/d.

Hybrid Option (Open Pit and Underground):

•	The total endowment of the deposits mineral reserves was 16 M ounces of gold, 1.7 M tonnes of copper, and 33.8 M ounces of silver.

Proven and Probable Tonnage and Grades
Oxide Ore			MacNeill Ore				Sulphide Ore				Contained Metal (millions)
Mt	Au g/t	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Au oz	Cu t	Ag oz
124	0,38	1,62	70	0,50	0,07	1,05	660	0,63	0,26	1,18	16,0	1,7	33,8

•	Production rate: 95,000 t/d.

Full Underground Option:

•	The total endowment of the deposits mineral reserves was 11.6 M ounces of gold, 1.2 M tonnes of copper and 24.6 M ounces of silver.

Proven and Probable Tonnage and Grades
Oxide Ore			MacNeill Ore				Sulphide Ore				Contained Metal (millions)
Mt	Au g/t	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Au oz	Cu t	Ag oz
112	0,39	1,57	74	0,55	0,11	1,12	400	0,69	0,30	1,27	11,6	1,2	24,6

•	Production rate: 90,000 t/d.

Each of the above options additionally considered heap leaching of oxide and heap leachable sulphide material.

An economic evaluation was completed on the three options, with the Super Pit option generating the most favourable project economics. As such it was the option recommended to be developed to feasibility level.

Stockwork-hosted, gold-copper porphyry, high-sulphidation epithermal gold mineralization and intermediate-sulphidation gold mineralization styles have been recognized within the Caspiche property. Mineralization at Caspiche Porphyry was interpreted to be a high-sulphidation epithermal gold deposit above a gold-rich, gold-copper porphyry deposit.

Table-1 summarizes the mineral resources estimated for the Caspiche property 18 August 2011.

Table-1: Single Open Pit Option for Mineral Resource for Caspiche 18 August 2011

		Cut-off	Volume	Tonnes	Au	Cu	Ag	AuEq	AuEq
Material	Category	(ppm)	(Mm3)	(Mt)	(g/t)	(%)	(g/t)	(g/t)	(Moz)
OXIDE	Measured	Au Eq > 0.2	23	56	0.45	0.01	1.72	0.45	0.81
OXIDE	Indicated	Au Eq > 0.2	21	50	0.37	0.01	1.57	0.37	0.60
OXIDE	Inferred	Au Eq > 0.2	4	9	0.27	0.01	1.54	0.27	0.1
SULPHIDE	Measured	Au Eq > 0.3	163	402	0.56	0.22	1.08	0.98	12.67
SULPHIDE	Indicated	Au Eq > 0.3	346	853	0.49	0.19	1.10	0.84	22.93
SULPHIDE	Inferred	Au Eq > 0.3	114	277	0.31	0.13	0.88	0.54	4.90
ALL	Measured	Combined	186	457	0.55	0.20	1.15	0.92	13.48
ALL	Indicated	Combined	367	903	0.48	0.18	1.12	0.81	23.53
ALL	Inferred	Combined	117	286	0.31	0.12	0.89	0.54	4.9

The following formula was used on calculating AuEq values in each block of the model: where Au and Cu were the block kriged gold and copper grades, PAu and PCu were the gold and copper prices ($950/oz and $2.30/lb, respectively), and RAu and RCu are the gold and copper projected metallurgical recoveries, 75% and 85%, respectively for sulphide material and 50% for gold in the oxide zone.

The mining section of the project was developed in parallel with the other aspects of the study.

The open pit option, designated ‘Super Pit case’, was modelled as extracting an average of 150,000 t/d sulphide ore over a project life of 19 years. As a result of stripping and ongoing operations an additional heap leach operation treating both oxide and leachable material, which would operate for the first 9 years of operation, processing a maximum of 72,000 t/d was assessed.

Table-2 summarizes the Super Pit case for mineral reserves estimated for the Caspiche property in October 2011.

Table-2: Super Pit Case for Mineral Reserves for Caspiche October 2011

	Super Pit
Option	Oxide Ore			MacNeill Ore				Sulphide Ore				Contained Metal (millions)
	Mt	Au g/t	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Au oz	Cu t	Ag oz

Proven	62	0.42	1.71	4	0.46	0.08	0.7	321	0.62	0.26	1.1	7.3	0.8	14.8

Probable	62	0.33	1.52	74	0.51	0.07	1.08	568	0.55	0.23	1.15	11.9	1.3	26.6

Total	124	0.38	1.62	78	0.51	0.07	1.05	889	0.58	0.24	1.13	19.3	2.1	41.5

The concentrator plant design used both the metallurgical test results obtained for expected recoveries and physical characterization testwork which defined ore hardness and abrasivity among other characteristics.

The sulphide material would be treated through a conventional SAG concentrator plant at throughputs ranging from 90,000 t/d to 150,000 t/d. Due to mineral characteristics, the Caspiche process route incorporated a number of considerations to maximize production or ensure a saleable product, these included:

•	Treatment of the copper concentrates by partial atmosphere roasting to eliminate arsenic
•	Leaching of the cleaner flotation tails to recover additional gold
•	Use of a SART plant to recover copper contained in the gold rich leachate and recycle cyanide.

Prior to and in conjunction with mining the sulphide material, mine trucks would discharge run of mine (ROM) oxide material into a conventional two stage crushing operation consisting of static and vibrating grizzlies, classification screens and primary jaw and secondary cone crushers, at an annual production rate of 26 Mt/yr. The final crushed material would then be transported to a valley heap leach by trucks and distributed by bulldozers and graders. Gold rich, pregnant leach solution (PLS), would be discharged into a PLS pond and then pumped to the adsorption, desorption, recovery (ADR) plant where gold would be recovered via carbon adsorption.

Ore from the MacNeill zone would be processed through the same heap leach and ADR circuit following the exhaustion of the oxide reserves. The MacNeill ore would be crushed through the same crushing circuit but at a throughput of 12 Mt per annum. The pregnant solution would be pumped to the ADR plant as per the oxide process but with the addition of a SART plant in the pregnant solution line prior to the ADR circuit and close to the heap leach barren solution pond. The SART plant would recover any copper in solution and recycle cyanide which would be reused in the heap leach operation.

The economic evaluation was developed for all alternatives considering Net Present Value discounted at 5% (NPV5), Internal Rate of Return (IRR) and Payback Period. A summary of these indicators for all alternatives is presented in the table below. The economic analysis excludes taxes but includes the Anglo American royalty of 3%.

Table-3: Economic Evaluation

ECONOMIC EVALUATION – INDICATORS
Indicator	Unit	Super Pit	Hybrid	Full Underground
NPV@5	MUS$	2,800	2,142	375
IRR	%	11.5	10.4	7.3
PAYBACK(*)	Years	9.9	11.2	16.2

(*) from initial investment

The economic analysis indicated that the Super Pit case provides the best return under the considerations used in this type 1 study.

The January 2012 NI 43-101 Technical Report reccommended that a definitive feasibility study (DFS) be completed to confirm the economics of the Super Pit alternative at a higher level of accuracy (±10-15%).

It was noted that significant new information needs to be developed in most areas, including: metallurgy, geotechnical, topography, PAG nature of waste rock, hydrogeology, engineering design, environmental, community relations and project implementation. The budget for these activities was estimated at $32 million.

Sampling and Analysis

Reverse Circulation (RC) and Core sampling by the Company was consistently applied throughout the Exeter drill campaigns. Exeter documented their RC and Core sampling procedures in a document, written in Spanish, which was used to train drill sampling staff.

RC drill cuttings were sampled using a tricone or hammer bit via a cyclone at 1 m intervals. Sample material was collected at the drill rig in a large plastic bag, weighed, labelled and then transported to the Caspiche camp, located about 8 km from Caspiche Porphyry. At the Caspiche camp, the entire sample was manually split to one-eighth and seven-eighth fractions using a single pass through a triple stage riffle splitter. The one-eighth split was then weighed and set aside for compositing, while the seven-eighth reject sample was bagged. The one-eighth splits from each consecutive 1 m samples were combined to form the 2 m field composite for assaying.

Diamond drilling by Exeter at Caspiche employed HQ (6.35 cm), HQ3 (6.11 cm), NQ (4.76 cm), and NQ3 (4.50 cm) diameter core tools. PQ (8.50 cm) diameter core was employed during the confirmation / metallurgical drill program of the 2009-2010 drill campaign.

HQ3 and NQ3 triple-tube core tools were used with oriented core. The triple-tube splits were removed from the core barrel and rolled into a spare split, followed by Exeter’s trained field technicians fitting the core together, measuring the length of the recovered sample and continuing the oriented line. The angle between the pin and ball mark was transferred to the core from the ring using specifically-designed protractors and marked as a red pencil line. The oriented core was then placed in a wooden core tray, where the end of the run was marked with a core block marked with hole depth. There was always a trained field technician at the rig to perform core orientation and to record the preliminary core run recovery.

Exeter personnel transported the drill core from the drill site to Exeter’s offices in Copiapó where the core was logged and photographed by digital camera. To maintain the integrity of the core, the boxes were packed and fastened with belts in the back of the trucks.

Following logging and photographing, core was sawn in half in uniform 2 m intervals using a diamond saw. One half of the core interval was bagged for assay, and the other half was stored for future reference. Core samples for assay were placed in marked plastic bags, sealed and transported to the assay laboratory by Exeter personnel.

To preserve as much of the core as possible for metallurgical testing, the core was divided so that the portion retained for assaying was approximately one-quarter NQ core. In practice, a 1.7 cm split of the 8.5 cm core was used for assaying, and the remainder was retained in the core box for use in later metallurgical testwork.

Average core recovery for the 2007-2008, 2008-2009, 2009-2010 and 2010-2011 drill programs was approximately 98%.

The various steps taken by Exeter to ensure the integrity of analytical data were consistent with standard industry practice. The sampling procedures were appropriate for the style of mineralization and structural controls for the Caspiche Project. Cube’s examination of drill cores, particularly in regard to the recognition of mineralized intervals, verified the soundness of the core sampling procedure.

Cube undertook reasonable endeavours to assess the veracity of drilling data for the Caspiche project. It was concluded that all logging, sampling and data QA/QC procedures between January 2007 and September 2011 had been carried out to a high industry standard and record keeping and database management was excellent.

Cube believed that the current database provided an accurate and robust representation of the Caspiche project and was appropriate for use in mineral resource estimation.

DIVIDENDS and Distributions

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future, although there are no restrictions that prevent the Company from paying dividends.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s capital structure consists of an unlimited authorized share capital. As of December 31, 2012, the Company had 88,407,753 common shares issued and outstanding. As of the date hereof the Company has 88,407,753 common shares issued and outstanding.

As of December 31, 2012, the Company also had 10,530,150 outstanding stock options to purchase common shares with a weighted average exercise price of $1.79 per share. As of the date hereof the Company has 11,478,000 outstanding stock options to purchase common shares with a weighted average exercise price of $1.58 per share.

All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on liquidation, dissolution or winding-up and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote their shares at the meetings. Each common share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid its liabilities. There is no set dividend rate or dividend schedule for the common shares. The board of directors of the Company will decide if and when dividends should be declared and paid.

The Company's common shares are not subject to any future call or assessment and there are no provisions for exchange, conversion, exercise, redemption or retraction.

MARKET FOR SECURITIES

The Company was incorporated on February 10, 1984 and its common shares are listed for trading on the TSX under the symbol “XRC”.

On November 9, 2006, the Company began trading its common stock on the NYSE MKT under the symbol “XRA”.

The Company’s common shares were also listed for trading on the Deutsche Börse AG Regulated Unofficial Market of the Frankfurt Stock Exchange under the symbol “EXB” effective May 3, 2004.

On October 27, 2009, the Company’s common shares commenced trading on the TSX. Prior to trading on the TSX, the Company’s common shares were listed for trading on the TSX-V. The following table shows the price ranges and volume traded of the Company’s common shares on the TSX on a monthly basis for the most recently completed financial year ended December 31, 2012:

Year	Month	Open	High	Low	Close	Volume

2012	January	3.15	4.19	2.84	3.80	2,570,300
	February	3.94	3.95	3.22	3.29	1,707,100
	March	3.29	3.33	2.45	2.75	1,411,900
	April	2.75	2.87	2.19	2.36	1,551,700
	May	2.40	2.58	1.72	1.90	1,624,000
	June	1.93	2.49	1.52	1.69	1,458,100
	July	1.72	1.81	1.24	1.40	1,829,800
	August	1.36	1.86	1.31	1.75	1,230,900
	September	1.77	1.96	1.53	1.65	2,892,800
	October	1.64	1.65	1.31	1.40	1,561,000
	November	1.40	1.71	1.20	1.27	2,668,600
	December	1.24	1.27	1.05	1.22	2,779,000

During the year ended December 31, 2012, the Company issued stock options as follows: on February 8, 700,000 stock options with a strike price of $3.64, on November 16, 3,480,000 stock options with a strike price of $1.31 per share; and on November 19, 1,580,000 stock options with a strike price of $1.27 per share. Additionally, the Company re-priced certain issued stock options to non-insiders as follows: on February 8, 1,250,000 stock options were amended to a price of $3.64 per share, and on November 19, 1,503,000 stock options were amended to a price of $1.27 per share.

DIRECTORS AND EXECUTIVE OFFICERS

Name, Address and Occupation

The names and municipalities of residence, present positions with the Company and principal occupations during the past five years of the directors and executive officers of the Company as at December 31, 2012 are as follows:

Name, Position(s) with the Company (1) and Municipality of Residence(2)	Principal Occupation (2)	Period (s) Served as a Director
Bryce G. Roxburgh (5) President, CEO and Director Philippines	President and CEO of the Company since September 4, 2003; Co-Chairman of Extorre Gold Mines Limited from March 2010 until August 2012; Chairman of Rugby Mining Limited since January 2007.	March 20, 2003 to date

Yale R. Simpson Chairman of the Board Director West Vancouver, B.C. Canada	Chairman of the Company since September 11, 2003; Co-Chairman of Extorre Gold Mines Limited from March 2010 until August 2012; President of Canaust Resource Consultants Ltd. since 1992; Director of Diamonds North Resources Ltd. from March 2002 to February 2013; Dynasty Metals & Mining Inc. from September 2003 to October 2011; Maudore Minerals Ltd. from November 2010 to June 2012; Silver Quest Resources Ltd. from December 2009 to December 2011; Independence Gold Corp. since December 2011, Adamera Minerals since February 2013 and Rugby Mining Limited since January 2007.	June 10, 2003 to date

Douglas W. Scheving (3)(6) Director Vancouver, B.C. Canada	Executive consultant for companies in the resource sector since 1993.	July 16, 1993 to February 27, 2013

Robert G. Reynolds (3)(4) Director Sydney, Australia

Chartered Accountant; Chairman of Alacer Gold Corp/Avoca Resources Limited March 2002 to August 2011; Director of Extorre Gold Mines Limited from March 2010 until August 2012; Rugby Mining Limited since January 24, 2007; Dacian Gold Limited since October 2012; Chairman of Alacer Gold Corp./Avoca Resources Limited  March 2002 to August 2011; Global Geoscience Limited since December 2007; Convergent Minerals Limited since December 2011 and Chesser Resources Limited since October 2012.

June 12, 2007 to date

Julian Bavin (4) Director Santiago, Chile	Director of Pan Global Resources since June 2010 and CEO since December 2010; Director of Estrella Resources since March 2012 and Prism Resources since May 2012; served as Rio Tinto’s Exploration Director for South America between 2001 and 2009.	March 25, 2010 to date

Name, Position(s) with the Company (1) and Municipality of Residence(2)	Principal Occupation (2)	Period (s) Served as a Director
John Simmons (3)(4) Director Sydney, Australia	Fellow of the Institute of Chartered Accountants in Australia. Partner with Simmons Johnson & Co. Chartered Accountants (now Nexia Court) from 1978 to 2012.	August 18, 2010 to date
S. R. Jeremy Perkins VP Development and Operations Sydney, Australia	Appointed as Vice President Development and Operations on February 1, 2005; Professional engineer, Director and Principal, J Perkins & Associates Pty Ltd, an industry consultant firm, since 1989.	N/A

Cecil Bond Chief Financial Officer Langley, B.C. Canada

Appointed as Chief Financial Officer on April 13, 2005; Chartered Accountant. CFO of Rugby Mining Limited (formerly Carlyle Mining Corp.) from February 2007 to March 2009; Director of Rugby Mining Limited from March 2009 until September 2012; Director of Extorre Gold Mines Limited from December 2009 to March 2010; VP Finance of Extorre from March 2010 until August 2012; Director and officer of various private companies. Director of Kibo Mining Plc since, October 2012.

N/A

(1)	For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.
(2)	The information as to province or state and country of residence, principal occupation has been furnished by the respective individuals.
(3)	Member of the Audit Committee
(4)	Member of the Compensation Committee
(5)	Resigned as President and CEO on February 27, 2013 and assumed the position of Co-Chairman. Concurrent with Mr. Roxburgh’s resignation, Mr. Wendell Zerb was appointed President and CEO of the Company.
(6)	Resigned as a Director of the Company on February 27, 2013.

At December 31, 2012, the Company's directors and executive officers, as a group, beneficially owned, controlled or directed, directly or indirectly, a total of 6,098,652 shares, representing 6.90% of the Company’s common shares. As at the date of this AIF, the Company’s directors and executive officers, as a group, beneficially owned, controlled or directed, directly or indirectly, a total of 6,116,152 shares, representing 6.92% of the Company’s common shares. The information as to number of shares beneficially owned by (directly or indirectly or over which control or direction is exercised) has been furnished by the respective individuals.

CONFLICT OF INTEREST

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies. While the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to upholding the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings, nor to the knowledge of management, are there any legal proceedings pending which may materially affect the business and affairs of the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests which they may have in any project or opportunity of the Company. The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and required disclosures by directors and officers of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers. Such directors or officers in accordance with applicable laws will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

During the three most recently completed financial years, no director, executive officer or person or company that beneficially owned, controlled or directed, directly or indirectly more than 10% of the shares of the Company or any associate or affiliate of such persons or companies had any material interest, direct or indirect, in any transaction which has materially affected or is reasonably expected to materially affect the Company or its subsidiaries.

TRANSFER AGENT

The Company’s transfer agent for its common shares is Computershare Investor Services Inc., at its Vancouver, B.C. office. Computershare Investor Services United States acts as the co-transfer agent for U.S. purposes.

MATERIAL CONTRACTS

The Company has the following material contracts:

1.	Purchase Agreement dated April 13, 2011 between Sociedad Contractual Minera Eton Chile (Exeter Resource Corporation) and Anglo American Norte S.A. (formerly Minera Anglo American Chile Limitada and Empresa Mantos Blancos S.A.) regarding the Caspiche project – see “Principal Project – Caspiche” above.

2.	Water Option Agreement dated February 4, 2011 between Sociedad Contractual Minera Eton Chile (Exeter Resource Corporation) and Inversiones Isabel de Zárate S.A. regarding the Caspiche project –see “General Development of the Business – Three Year History” above.

3.	Easement Agreement dated March 15, 2011 between Sociedad Contractual Minera Eton (Exeter Resource Corporation) and Comunidad Indígena Colla del Río Jorquera y sus Afluentes regarding the Caspiche project –see “Principal Project - Caspiche” above.

NAME AND INTEREST OF EXPERTS

The following persons or companies have been named as having prepared or certified a report described or included in a filing, or referred to in a filing made under National Instrument 51-102 during or relating to the most recently completed financial year:

•	Mr. Graham Holmes, P. Eng., Mr. Alex Duggan, BSc., M. Sc. P. Eng., Mr. Carlos Guzman, Mining Eng., MAusIMM, Mr. David Coupland, BSc., CSFC, MAusIMM, Mr. John Wells, BSc., MBA, FSAIMM, and Mr. Louis Nguyen, P. Eng. are the authors of a report entitled “Caspiche Project, Copiapó, Chile, NI 43-101 Technical Report Caspiche Pre-Feasibility Study”.

•	PricewaterhouseCoopers LLP are the auditors who issued the auditor’s report for the Company’s annual financial statements for the financial years ended December 31, 2012 and 2011. PricewaterhouseCoopers LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia. PricewaterhouseCoopers LLP is registered with the Public Company Accounting Oversight Board.

AUDIT COMMITTEE

The Audit Committee is appointed by the board of directors of the Company to oversee the accounting and financial reporting process of the Company, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities.

The Company’s Audit Committee Charter (the “Charter”) is attached as Appendix 1 hereto.

As at the date hereof, the Audit Committee is composed of: Robert G. Reynolds, John Simmons and Julian Bavin, all of whom are “financially literate” and “independent” within the meaning of National Instrument 52-110 – Audit Committees (“MI 52-110”).

Mr. Reynolds, Chairman of the Audit Committee, is a Chartered Accountant with over 35 years’ experience in commerce and practice and over 25 years in the mining industry, which provides him with an understanding of the accounting principles used by the Company to prepare its financial statements, the ability to assess the general application of such accounting principles and analyze or evaluate financial statements, and an understanding of internal controls and procedures for financial reporting.

Mr. Simmons, Chartered Accountant with over 40 years’ experience, has a clear understanding of the accounting principles used by the Company to prepare its financial statements; has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements; and has an understanding of internal controls and procedures for financial reporting.

Mr. Bavin has 30 years of technical, operational and commercial experience in mineral exploration gained from work in a wide range of commodities and jurisdictions. Mr Bavin has a Bachelor of Science from the University of Leicester, a Master of Science from Imperial College in London, and is a graduate of the Senior Executive Programme at the London Business School.

Audit Fees, Audit-Related Tax and All Other Fees

The following table sets out the aggregate fees billed by the Company’s external auditor for the two most recently completed financial years.

PricewaterhouseCoopers LLP
Financial Year Ending	Audit Fees (1)	Audit-Related Fees (2)	Tax Fees(3)	All Other Fees(4)
2012	$88,000	$45,000	$2,094	$	Nil
2011	$111,500	$61,500	$17,242	$	Nil

(1)	The aggregate fees billed by the Company’s external auditor for audit services.
(2)	The aggregate fees billed by the Company’s external auditor for assurance and related services such as engagements relating to specific procedures.
(3)	The aggregate fees billed for tax compliance, tax advice and tax planning services.
(4)	Other than as disclosed above, the Company’s external auditor has not billed the Company for any products or services during the last two financial years. Fees relate to services relating to short form prospectus filings and information circulars.

ADDITIONAL INFORMATION

Additional financial and other information is provided in the following documents which can be found on SEDAR at www.sedar.com and on EDGAR website at www.sec.gov:

•	the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2012 ; and

•	the Company’s information circular dated May 11, 2012, which includes directors’ and officers’ remuneration and indebtness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans

Copies of the above documents and this AIF are also available upon request to the Financial Manager of the Company at its corporate head office.

Appendix A

Charter of the Audit Committee of the Board of Directors
of Exeter Resource Corporation (the “Company”)

Article 1 – Mandate and Responsibilities

The Audit Committee is appointed by the board of directors of the Company (the “Board”) to oversee the accounting and financial reporting process of the Company and audits of the financial statements of the Company. The Board and management will ensure that the Audit Committee has adequate funding to fulfill its duties and responsibilities. In addition to other duties that the Board may from time to time assign to it, the Audit Committee’s primary duties and responsibilities are to:

1.	Oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

2.	Review recommendations made by the external auditors of the Company, report to the Board with respect thereto and with respect to external audit reports of the Company, and take any necessary actions in connection therewith.

3.	Consult with the external auditors, senior management of the Company and such other advisers as the Audit Committee may deem necessary regarding their evaluation of the adequacy of the Company's "internal controls over financial reporting" and "disclosure controls and procedures" (as such terms are defined by the Securities and Exchange Commission (the “SEC”)) or any other such regulatory body having jurisdiction over the Company, and make specific recommendations to the Board in connection therewith.

4.	Review the external audit reports of the Company and the Company’s financial statements, MD&A and if required, annual and interim earnings press releases and discuss such information with the external auditor before the Company publicly discloses this information.

5.	Be satisfied that adequate procedures are in place for the review of all other public disclosure of financial information extracted or derived from the Company’s financial statements, and to periodically assess the adequacy of those procedures.

6.	Review periodically the Company’s Code of Ethics and the Company’s program to monitor compliance therewith.

7.	Review and reassess the adequacy of this Charter on an annual basis in accordance with applicable audit committee requirements of the SEC, the NYSE-MKT, the Toronto Stock Exchange (“TSX”), the Canadian Securities Administrators (the “CSA”) and any other such regulatory body having jurisdiction over the Company.

8.	Review and evaluate at least annually its own performance and effectiveness.

Article 2 – Membership

1.	The Audit Committee shall consist of no fewer than three directors as determined by the Board.

2.	All of the members of the Audit Committee shall meet the applicable independence and experience requirements as required by any legislation applicable to the Company, including the Sarbanes-Oxley Act of 2002, TSX, SEC and NYSE-MKT rules, and National Instrument 52-110 Audit Committees (“MI 52-110”) and any other applicable securities laws, rules or requirements of any stock exchange upon which the Corporation’s securities are listed as in effect from time to time.
3.	The members and Chairperson of the Audit Committee shall be appointed and may be removed by the Board.

4.	Each member of the Audit Committee shall in the judgment of the Board, have the ability to read and understand the Company’s basic financial statements.

5.	One of the members of the Audit Committee shall be an “audit committee financial expert” pursuant to the requirements of the SEC and NYSE-MKT.

Article 3 – Meeting

1.	The Audit Committee will meet as often as it determines, but on at least a quarterly basis. Special meetings shall be convened as required. External auditors may convene a meeting if they consider that it is necessary.

2.	The committee may invite such other persons (e.g. the CEO and/or the CFO) to its meetings, as it deems appropriate.

3.	The external auditors may be present at each audit committee meeting at the request of the Chairman, and be expected to comment on the financial statements in accordance with best practices.

4.	Minutes of the proceedings of all meetings will be kept.

Article 4 - Pre-Approval of Non-Audit Services

The Audit Committee will be responsible for the pre-approval of all audit services and permissible non-audit services to be provided to the Company by the external auditors, subject to any exceptions provided in the Securities Exchange Act of 1934, as amended, and the rules of the SEC promulgated thereunder.

The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor. The pre-approval of non-audit services must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.

The Audit Committee may satisfy its duty to pre-approve non-audit services by adopting specific policies and procedures for the engagement of the non-audit services, provided the policies and procedures are detailed as to the particular service, the Audit Committee is informed of each non-audit service and the procedures do not include delegation of the Audit Committee’s responsibilities to management.

Article 5 - External Advisors

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

Article 6 - External Auditors

The external auditors are ultimately accountable to the Audit Committee and the Board, as representatives of the shareholders. The external auditors will report directly to the Audit Committee. The Audit Committee will:

1.	Be directly responsible for the appointment and compensation (subject to any necessary shareholder approval), retention and oversight of the work of the Company's external auditors and the external auditors shall report directly to the Audit Committee.

2.	Ensure receipt of an annual formal written statement from the Company's external auditors delineating all relationships between the external auditors and the Company and discuss with the external auditors any such relationships that may impact the objectivity and independence of the external auditors; and take appropriate action to oversee the independence of the external auditors.

3.	Assure the regular rotation of the lead audit partner and the concurring partner every five years (with a five year time-out period after rotation), and the regular rotation of other audit partners engaged in the annual audit every seven years (with a two year time-out period after rotation), or as otherwise required by law or the rules of the SEC and NYSE-MKT.

4.	Set clear hiring policies for partners and employees or former partners and employees of the present and former external auditors of the Company.

5.	Be satisfied that the Company has adopted procedures to ensure proper review and oversight of all related-party transactions, as such term is defined by the rules of the NYSE-MKT or if applicable TSX.

6.	Review the external auditors’ audit plan to see that it is sufficiently detailed and covers any significant areas of concern that the Audit Committee may have.

7.	Before or after the financial statements are issued, discuss certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants.

8.	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in the Company’s financial reporting.

9.	Obtain and review annually, where considered necessary, prior to the filing of the Company's Annual Financial Statements and Annual Report on Form 20-F, a report from the external auditors describing (a) all critical accounting policies and practices used or to be used in the Company's year-end financial statements (b) all alternative treatments, related to material items, allowed within International Financial Reporting Standards that have been discussed with management, including ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors, and (c) other material written communications between the external auditors and management, such as any management letter or schedule of unadjusted differences, and discuss with the external auditors any material issues raised in such report.

Article 7 - Legal Compliance

On at least an annual basis, the Audit Committee will review with the Company’s legal counsel any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations and inquiries received from regulators or governmental agencies.

Article 8 – Complaints

Individuals are strongly encouraged to approach a member of the Audit Committee with any complaints or concerns regarding accounting, internal accounting controls or auditing matters. The Audit Committee will from time to time establish guidelines for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The Audit Committee will further review periodically with management these guidelines and, if appropriate, any significant complaints received, to the extent required by the Sarbanes-Oxley Act of 2002 or MI 52-110 or the rules of the SEC, NYSE-MKT, TSX or the CSA. In all cases the Audit Committee will conduct a prompt, thorough and fair examination, document the situation and, if appropriate, recommend to the Board appropriate corrective action.

To the extent practicable, all complaints will be kept confidential. The Company will not condone any retaliation for a complaint made in good faith.